UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2013

Commission File Number: 000-54841

D.E MASTER BLENDERS 1753 N.V.

Oosterdoksstraat 80

Amsterdam, 1011 DK

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Results Release

Results First Six Months Fiscal Year 2013

Solid First Half Performance, Mid-Term Outlook Reconfirmed

Amsterdam, February 27, 2013

Financial Highlights First Six Months Fiscal Year 2013

•	Total segment sales up 1.6%, like-for-like[1]; reported sales down (1.9)%

•	Gross margin improved by +140 bps to 39.7%

•	A&P investment up 20%

•	Underlying[2] EBIT margin up 100 bps to 13.5%

•	Normalized[2] earnings per share at € 0.22

•	Operating working capital improved 130 bps to 13.2% of sales

•	Strong cash generation before legacy payments of € 152 mln

Financial Highlights Second Quarter Fiscal Year 2013

•	Rebound in underlying[2] volume growth from (2.7)% in Q1 to (0.8)% in Q2

•	Total segment sales up 2.2%, like-for-like[1]; reported sales down (2.2)%

	H1 FY 13	H1 FY 12	Change
(€ mln)			LFL.[1]	Reported
Total segment sales	1,344	1,313	1.6%	2.3%
Reported sales	1,363	1,389	n.a.	(1.9)%
Underlying EBIT[2]	182	164	10.0%	11.0%
Underlying EBIT margin[2]	13.5%	12.5%	100 bps	100 bps

Normalized profit for the period[2]	130	n.a.
Normalized EPS[2] (€)	0.22	n.a.
Profit for the period	92	70
EPS (€)	0.15	n.a.

[1]	Like-for-like (LFL) growth is at constant scope of consolidation and constant exchange rates
[2]	This represents a non-IFRS measure. The reason for the inclusion of the measure along with the definition and reconciliation to the comparable IFRS measure can be found in appendix 1 of this release

MID-TERM OUTLOOK RECONFIRMED

Sales growth of +5 to 7%

EBIT margin between 15% to 17%

REVISED OUTLOOK FIRST 12 MONTHS FISCAL YEAR 2013

Sales growth3 of 0 to 2% (was +3 to 5%)

Underlying EBIT margin improvement3 of +100 to 150 bps (was +150 to 200 bps)

CEO Statement

Business performance for the first six months of FY 13 reflects a mixed picture. We are seeing an improved trend for sales and volume in the second quarter driven by a stabilizing Roast & Ground business, a steady Tea franchise and rapid growth from L’OR capsules. On the country level, France, Spain and Australia continue to perform well. The German business is starting to rebound behind strong support and Belgium shows the first signs of turnaround. However, Senseo, particularly in the Netherlands, underperformed due to heavy competitive pressure during the holiday period. Out of Home continues to show weakness, driven by a declining marketplace and insufficient organizational focus. Within this, the organization has been changing and adapting, due to the spin-off, management shifts, and the transition from a “divisional” mind-set to that of a publicly traded company.

We have lowered our outlook for the first twelve months of FY 13 as we foresee continued price pressure in Western Europe, especially France, due to lower Arabica pricing. We will have to balance pricing and volumes over the coming period to re-establish our competitive position, which will affect sales. To build for the future, we are implementing organizational changes in Western Europe to enable us to deliver our growth targets going forward and we intend to continue strong A&P spending to support our brands.

We feel comfortable reconfirming our targets for the mid-term, with sales growth of 5-7% and EBIT margins between 15%-17%. We believe that we are well-prepared to deliver these results in the mid-term, as our key issues have been clearly defined and work programs are in place to address them. The OOH segment is currently in a restructuring process, while retail innovations are in execution phase and will be rolled out over the next 18-24 months. Importantly, the management changes of the Top 150 are nearing completion, allowing us to build toward the future with a strong organization in place and a clearly agreed three year growth plan. Cost savings plans are identified and are starting to deliver and we are well ahead of our working capital targets, to reach 5% of sales by 2015.

In conclusion, despite a challenging start of the journey to create a high-growth, high-margin pure play company, we feel confident that we now have the business plans, the management depth and the brands to deliver.

MID-TERM OUTLOOK RECONFIRMED

The Company’s views on the growth and profitability potential of its businesses in the medium term remain unchanged. As such, the Company remains confident to deliver +5 to 7% sales growth and an EBIT margin in the range of 15% to 17% in the medium term.

OUTLOOK FIRST 12 MONTHS FISCAL YEAR 13 REVISED

The Company expects to grow its segment sales by 0 to +2% and to improve the underlying EBIT margin by +100 to 150 bps in the first 12 months of FY 13. The revised outlook is based on the performance in the first 6 months and continued pricing pressure in Western Europe. We will have to balance pricing and volumes over the coming period to re-establish our competitive position, which will affect sales. We intend to continue strong A&P spending to support our brands.

[3]	On a like-for-like basis: at constant scope of consolidation and constant exchange rates

STRATEGIC UPDATE

Organization

The required management changes for the Top 150 executives have been accelerated in recent months and are nearing completion. Since December 2012, a number of important appointments have been made, including the GMs of the five largest retail countries in Western Europe. 60% of the Top 150 positions will have been aligned by the end of April.

Strategic reorientation Out of Home

The Company has initiated a strategic reorientation to create a more efficient Out of Home structure, drive operational effectiveness and create a more compelling and complete product portfolio. Focus will be on the segment’s key markets and on maximizing the interaction with the retail business. The use of the global distribution network will be optimized to gain a greater marketplace for its proprietary liquid technology and increase the leverage of its key brands. Sub-standard markets will either be optimized or exited to enhance the segment’s profitability levels.

Operational effectiveness will be improved by increased focus on sales effectiveness and excellent customer service levels and by further optimizing the segment’s cost structure. The Company will create a more compelling and complete product portfolio by developing new concepts that capitalize on its strong liquid technology, by launching capsules and a new espresso offer for BARECA and offices, and by an increased focus on Tea.

This complete overhaul will create a clear competitive advantage and will contribute to the growth and profitability of the Out of Home segment.

Cost savings program Fit for Growth

The Company’s cost savings programs are well on track. The Company expects to save € 75 mln (annualized) by CY 15 of which between € 25 – 30 mln is expected to be achieved in the first twelve months of FY 13. In the first six months of FY 2013, € 13 mln was saved, mainly resulting from IT optimization, procurement and blend optimization, as well as organizational efficiencies.

Operating Working Capital4

Operating working capital as a percentage of total sales improved by 130 bps to 13.2% in the first 6 months of FY 13, thereby freeing up € 45 mln in cash. The improvement of 130 bps was largely driven by a reduction in inventories, as days of inventory outstanding dropped by more than 25% to 30 days in the first 6 months of FY 13. Good progress was also made in trade payables where average payment terms increased by 15%.

As a result of this strong reduction in operating working capital, the Company now expects to be able to reduce operating working capital to 10% of sales by the end of calendar year 2013 and to 5% by the end of calendar year 2015.

[4]	Operating working capital is explained and reconciled to the closest IFRS measure in appendix 1.

FINANCIAL REVIEW SECOND QUARTER FISCAL YEAR 2013

Second Quarter FY 13		Change
	Sales (€ mln)	LFL[5]	Reported
Retail – W-Europe	333	(0.4)%	(0.9)%
Retail – Rest of World	206	10.0%	9.9%
Out of Home	166	(1.2)%	2.1%

Total segment sales	705	2.2%	2.8%

Non-allocated[6]	13	n.a.	n.a.

Total sales	718		(2.2)%

Total segment sales increased 2.2% to € 705 mln, on a like-for-like basis, in the second quarter of FY 13. Volume performance improved to (0.8)% compared to (2.7)% in the preceding quarter. This volume improvement was noticeable in various markets in Retail, especially in Roast & Ground, which was partly offset by a slight deterioration in volume performance in Out of Home. Pricing and mix/other contributed 1.4% and 1.6% to overall growth. Acquisitions contributed 1.1% to the reported growth and currency translation effects negatively impacted growth by (0.5)%. Total segment sales increased by 2.8%.

Retail – Western Europe

The segment Retail – Western Europe was able to keep volumes and sales relatively stable. Positive mix growth was offset by negative pricing, resulting in a sales decrease of (0.4)%, on a like-for-like basis, in the second quarter. France and Spain continued to deliver strong sales growth and Belgium witnessed a healthy pick up in volume and sales performance after having experienced a declining trend for a number of years. In the Netherlands, Roast & Ground and L’OR capsules performed according to expectations, but Senseo underperformed mainly as a result of heavy competitive pressure during the holiday season. In Germany, the corrective measures taken in the first quarter have started to bear fruit, resulting in a marked improvement compared to the preceding quarter.

L’OR capsules continued its strong performance across all four European markets where the product is currently offered. In France and Spain a new “Intensity” range was successfully launched. Market and consumption trends confirm the Company’s expectation that significant potential for further growth and market share gains remains.

Senseo Sarista, the new and unique full-automatic bean-to-cup machine was launched in the Netherlands in October. The concept is well received and the initial consumer feedback on the quality and taste of the coffee is encouraging. The Senseo Sarista machine was the #2 best-selling coffee machine in the Dutch market, behind the Senseo Twist. Additional enhancements have been identified which will be implemented before further roll out.

Retail – Rest of World

The segment Retail – Rest of World delivered a strong quarter with a sales increase of 10.0% on a like-for-like basis in the second quarter. Australia continued its superior performance driven by the success of its premiumization strategy, most notably the recent roll out of the specialty instant range as well as the introduction of the L’OR EspressO capsules under the Piazza d’Oro brand. Volumes in Brazil were negatively impacted following the price increase that was announced at the end of August to offset the increase in green coffee Robusta prices in Brazil. The initial results of the recent relaunch of Senseo Pilão and roll out of the upper mainstream Pilão range are also encouraging. Poland delivered a very strong quarter both in volume and in value, while Hungary is experiencing continued difficult market circumstances.

[5]	Like-for-like (LFL) growth is at constant scope of consolidation and constant exchange rates
[6]	Non-allocated sales represent green coffee export sales. The Company announced in CY 12 to reduce these sales to around € 45 mln from FY 13 onwards.

Out of Home

The segment Out of Home continued to show soft performance as the overall market is in decline and customers have a tendency to be more price sensitive and to opt for lower-cost solutions. Sales therefore showed a similar trend as witnessed in the preceding quarters, decreasing by (1.2)% on a like-for-like basis in the quarter. Volume and pricing continued to be under pressure which was somewhat offset by positive mix growth. Markets are specifically challenging in the Netherlands and Denmark, where volumes were under pressure, most notably in roast & ground. The global distribution network delivered a good performance.

The restructuring initiatives implemented in the Netherlands are well on track delivering a more efficient organization with a clear focus on constant improvement of customer services levels. The new management team in the Netherlands, led by a new GM, has among others made a start to implement a more compelling and complete product portfolio and to increase the effectiveness of the sales force.

FINANCIAL REVIEW FIRST SIX MONTHS FISCAL YEAR 2013

First Six Months Fiscal Year 2013	Sales (€ mln)	LFL[7] change	Underl.[8] EBIT (€ mln)	Underl.[8] EBIT margin	LFL[7] change
Retail – W-Europe	624	0.1%	128	20.5%	430	bps
Retail – Rest of World	402	7.0%	26	6.3%	(90	)bps
Out of Home	317	(1.3)%	47	14.9%	(100	)bps

Total segment	1,344	1.6%	201

Non-allocated[9]	19		(19)
Total	1,363		182	13.5%	100	bps

Total segment sales increased 1.6% to € 1,344 mln, on a like-for-like basis, in the first six months of FY 13. This performance was driven by a +1.7% mix/other growth and a price growth of +1.7%, driven by strong performance in Retail Rest of World. Volumes declined by (1.8)%. Acquisitions contributed 1.1% to the reported growth and currency translation effects negatively impacted growth by (0.4)%. Total segment sales increased by 2.3% on a reported basis.

The gross margin increased 140 bps to 39.7%, excluding green coffee export sales. The increase was largely driven by the substantial drop in green coffee Arabica prices and by mix.

As part of the strategy, the Company increased A&P spend by 20% to support its brands and product introductions. On the other hand, the Company kept the level of other SG&A costs stable. As a result, the underlying EBIT margin increased 100 bps to 13.5% in the first six months of FY 13.

Normalized profit and normalized earnings per share amounted to € 130 mln and € 0.22, respectively. Reported profit, including the unusual items of which more detail can be found on page 14, and reported earnings per share amounted to € 92 mln and € 0.15, respectively.

[7]	Like-for-like (LFL) growth is at constant scope of consolidation and constant exchange rates
[8]	This represents a non-IFRS measure. The reason for the inclusion of the measure along with the definition and reconciliation to the comparable IFRS measure can be found in appendix 1 of this release.
[9]

Non-allocated sales represent green coffee export sales. The Company announced in CY 12 to reduce these sales to around € 45 mln from FY 13 onwards. Non- allocated EBIT mainly represents corporate overhead costs and EBIT contribution from green coffee export sales, the latter being negligible in the first six months of FY 13.

OTHER INFORMATION

Unusual items

The Company recorded € (55) mln of unusual items in the first six months of FY 13. The unusual items mainly relate to restructuring costs and the implementation of the new business model in February 2013. This higher level than initially anticipated is a result of additional restructuring costs as well as unanticipated costs such as, among others, legacy costs, additional spin-related items and the investigation into the irregularities in Brazil in Q1 FY 13. The Company now expects unusual items of around € (100) mln for the first twelve months of FY 13, which is more than initially anticipated due to higher restructuring costs and other unforeseen costs (e.g. legacy costs, Brazilian investigation). These unusual costs are expected to be partly offset by an anticipated legacy income in the coming months.

Tax

The effective tax rate (ETR) was 29.9% in the first six months of FY 13, compared to 58.9% in H1 FY 12. The ETR excluding unusual items was 29.6%. The Company expects the ETR to be around 30% in FY 13 and around 25% from there onwards.

Debt position

Total net debt decreased by € 84 mln to € 258 mln at December 31, 2012. Net finance income amounted to € 2 mln which was largely driven by pension finance income, foreign exchange losses and other interest income. More details can be found on page 10.

Equity

Equity amounted to € 263 mln on December 31, 2012, compared to € 318 mln on June 30, 2012. The reduction of € 55 mln is mainly driven by an increase in retirement benefit obligations. More details on the movements in Equity can be found on page 11.

A live and on-demand video web cast of the analyst & investor presentation on Wednesday February 27, 2013, will be available from 10:00 am CET onwards. A transcript of the conference call will be made available as soon as possible after the end of the conference call. Please click here to go directly to the webcast and transcript.

In addition, interviews with Jan Bennink and Michel Cup containing the key messages, will be available on the Company’s website, in video and text, on February 27, 2013, from 7:30 am CET onwards, in the Investor Relations section of the Company’s website and on www.cantos.com.

INCOME STATEMENT

(unaudited)

(€ mln)	First Six Months Fiscal Year
	2013	2012	change
Sales	1,363	1,389	(1.9)%
Cost of sales	(828)	(881)	(6.0)%
Gross profit	535	508	5.3%
Selling, general and administrative expenses	(408)	(403)	1.4%
Operating profit	127	105	20.3%
Net finance income*	2	65	n.a.
Share of profit from associate	3	1
Profit before income tax	131	171	(23.4)%
Income tax expense	(39)	(101)	61.1%
Profit for the period	92	70	31.4%
* More information on net finance income can be found on page 10

Earnings per share (€)	0.15
Number of shares at period end (mln)	595
Number of shares period average (mln)	595

BALANCE SHEET

(unaudited)

(€ mln)	Consolidated Dec. 31, 2012	Consolidated June 30, 2012
Non-current assets
Property, plant and equipment (PP&E)	370	377
Goodwill and other intangible assets	386	387
Investments in associate	15	13
Deferred income tax assets	126	91
Other non-current financial assets	61	47
Retirement benefit asset non-current	87	150

	1,044	1,065

Current assets
Inventories	344	405
Income tax receivable	24	30
Trade and other receivables	389	422
Derivative financial instruments	2	22
Cash and cash equivalents	294	220

	1,053	1,099

Total assets	2,097	2,164

Equity
Share capital and share premium	479	489
Other reserves	(308)	(171)
Retained earnings	92	—

	263	318

Non-current liabilities
Borrowings	495	529
Retirement benefit obligations	140	109
Deferred income tax liabilities	62	47
Provisions	56	52
Derivative financial instruments	38	0
Other non-current liabilities	74	74

	864	811

Current liabilities
Borrowings	58	28
Trade and other payables	603	631
Income tax payables	249	295
Provisions	44	66
Derivative financial instruments	16	15

	970	1,035

Total equity and liabilities	2,097	2,164

STATEMENT OF CASH FLOWS

(unaudited)

(€ mln)	Consolidated December 31, 2012
Profit for the period	92
Adjustments:
Depreciation, amortization and impairments	50
Loss on sale of asset	2
Share of profit from associate	(3)
Income tax expense	39
Interest income	(16)
Interest expense	23
Pension expense	(8)
Provision charges	12
Changes in operating assets and liabilities:
Inventories	55
Provisions for inventory write-downs	(1)
Trade and other receivables	(4)
Provisions for doubtful accounts	2
Trade and other payables	(11)
Derivatives financial instruments	21
Other	1

Pension payments	(29)
Payment of provisions	(26)
Income tax payments	(107)

Net cash provided by operating activities	94

Cash flow from investing activities
CAPEX – Purchases of property, plant and equipment	(40)
CAPEX – Purchases of intangibles	(9)
Loans made	2
Interest received	15

Net cash used in investing activities	(32)

Cash flow from financing activities
Borrowing activities	24
Interest paid	(18)

Net cash provided by financing activities	6

Effect of exchange rate changes on cash	5

Net increase in cash and cash equivalents	74

Cash and cash equivalents – beginning of period	220
Cash and cash equivalents – end of period	294

Free cash flow *	54

*	Free cash flow consists of the net cash provided by operating activities minus capital expenditures related to PP&E

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

The interim financial statements and related selected notes have been prepared in accordance with International Financial Reporting Standards (‘IFRS’). The unaudited condensed consolidated interim financial statements can be found on the Company’s website.

Net debt

(€ mln)	Dec. 31, 2012	June 30, 2012
Senior notes	490	522
Bank loans and other loans	63	36
Cash and cash equivalents*	(294)	(215)

Subtotal net debt	258	342

Cross currency swaps**	38	0

Forex forwards	0	(3)

Total net debt	297	340

*	Includes € 5 mln of bank overdrafts on June 30, 2012
**	Cross-currency swap took effect in Sept. 2012. Until Sept 2012 the Senior Notes where partially hedged using Forex-forward contracts resulting in a € 3 mln gain.

Finance income and costs

(€ mln)	H1 FY 13	H1 FY 12
Interest expense	(14)	(10)
Interest income	6	13
Cross currency swaps	1	0
Interest income from loans Sara Lee	0	35

Net interest (expense)/income	(8)	38

Net foreign currency result	(11)	10
Pension finance income	21	18

Total net finance income	2	65

Movements in Equity

(€ mln)
Equity at June 30, 2012	318

Profit for the period	92
Retirement benefit obligation related items	(117)
Foreign currency translation	(19)
Cash flow hedge reserve	(8)
Settlement of share based payments	(5)
Share based compensation expenses	2

Total comprehensive income	(55)

Equity at December 31, 2012	263

Appendix 1

EXPLANATION OF NON-IFRS FINANCIAL MEASURES

Throughout this earnings release the Company presents certain measures that are not recognized under IFRS or other generally accepted accounting principles (GAAP). The Company has included these measures as they are measures the Company uses in operating its business and because it believes that these measures are useful to investors, and other users of its financial information, in helping them to understand its underlying business performance. These measures are not calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered as an alternative to the Company’s reported IFRS measures.

The adjusted measures throughout this press release exclude items that are income or charges (and related tax impact) that management believes have had, or are likely to have, a significant impact on the earnings of the applicable business segment or on the total Company for the period in which the item is recognized, are not indicative of the Company’s core operating results and affect the comparability of underlying results from period to period. These items may include, but are not limited to: charges for exit activities; consulting and advisory costs; transformation programs; impairment charges; spin-related costs; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations. Management highlights these items to provide greater transparency into the underlying sales or profit trends of D.E MASTER BLENDERS 1753 or the applicable business segment or discontinued operations and to enable more meaningful comparability between financial results from period to period. Additionally, D.E MASTER BLENDERS 1753 believes that investors desire to understand the impact of these factors to better project and assess the longer term trends and future financial performance of the corporation.

This release also contains certain underlying and normalized non-IFRS financial measures that exclude from a financial measure computed in accordance with IFRS the impact of the items described above and the impact of acquisitions and dispositions, changes in foreign currency exchange rates and non-strategic sales. Management believes that these non-IFRS financial measures reflect an additional way of viewing aspects of D.E MASTER BLENDERS 1753’s business that, when viewed together with D.E MASTER BLENDERS 1753’s financial results computed in accordance with IFRS, provide a more complete understanding of factors and trends affecting D.E MASTER BLENDERS 1753’s historical financial performance and projected future operating results, greater transparency of underlying profit trends and greater comparability of results across periods. These non-IFRS financial measures are not intended to be a substitute for the comparable IFRS measures and should be read only in conjunction with the Company’s consolidated interim financial statements prepared in accordance with IFRS.

The definition of the Company’s non-IFRS measures are as follows:

Like-for-like sales represents sales, excluding green coffee export sales, calculated at the exchange rate for the most recent period and adjusted to eliminate acquisitions to the extent they are not included in both periods.

Underlying EBIT represents profit for the period before share of profit from associates, finance income / (costs), income tax expense and adjusted to exclude income or charges that management believes are unrelated to its core operating results and that are excluded in determining segment profits as well as items, like for instance a part of the impact of adjustments related to Brazil in H1 12, that the Company deems to be non-recurring.

Normalized profit represents the profit for the period excluding amounts excluded in computing underlying EBIT and excludes unusual finance income and unusual tax expense. The finance income has been adjusted in H1 FY 12 for items that will not recur after the separation from Sara Lee.

Normalized EPS represents the normalized profit divided by the outstanding number of shares at year end.

Operating working capital represents working capital that is invested to operate the business. Operating working capital is defined as the net amount of inventories, trade receivables and trade payables.

The following tables provide reconciliation between these measures and the Company’s IFRS financial information.

Sales growth second quarter FY 13

	Retail W-Europe	Retail Rest of World	Out of Home	Total
Volume				(0.8)%
Price				1.4%
Mix/Other				1.6%

Like-for-like total segment sales change	(0.4)%	10.0%	(1.2)%	2.2%

Foreign exchange	(0.5)%	(2.6)%	1.7%	(0.5)%
Acquisitions	0.0%	2.5%	1.6%	1.1%

Total segment sales change	(0.9)%	9.9%	2.1%	2.8%

Sales growth first six months FY 13

	Retail W-Europe	Retail Rest of World	Out of Home	Total
Volume				(1.8)%
Price				1.7%
Mix/Other				1.7%

Like-for-like total segment sales change	0.1%	7.0%	(1.3)%	1.6%

Foreign exchange	(0.3)%	(2.8)%	1.9%	(0.4)%
Acquisitions	0.0%	2.2%	1.8%	1.1%

Total segment sales change	(0.2)%	6.4%	2.4%	2.3%

Reconciliation of EBIT and underlying EBIT

			Margin
(€ mln)	H1 FY 13	H1 FY 12	H1 FY 13	H1 FY 12
Profit for the period	92	70

Income tax expense	39	101

Profit before income tax	131	171

Net finance income	(2)	(65)
Share of profit from associate	(3)	(1)

Operating Profit	127	105	9.3%	7.6%

Adjustments:
Restructuring charges	15	56
New business model	6	—
Impairment	10	6
Other	24	0

Total adjustments to Operating Profit	55	62

Adjusted EBIT	182	168

Green coffee export	0	(6)
Other items Brazil	—	2

Underlying EBIT	182	164	13.5%	12.5%

Reconciliation of normalized profit

(€ mln)	H1 FY 13	Per share
Profit for the period attributable to equity holders	92	0.15

EBIT adjustments (net of tax)	39

Total adjustments to profit	39

Normalized profit	130	0.22

Reconciliation of operating working capital

(€ mln)	Dec. 31, 2012	June 30, 2012
Inventories	344	405
Trade receivables	309	282
Trade payables	(293)	(282)

Operating working capital	360	405

Operating working capital as a % of total sales	13.2%	14.5%

Appendix 2

DISCLAIMER

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In addition, from time to time, in oral and written statements, representatives of D.E MASTER BLENDERS 1753 (the Company) discuss their expectations by making forward-looking statements regarding the Company. Forward-looking statements are generally but not always preceded by terms such as “intends”, “expects”, “projects”, “anticipates”, “likely” or “believes”. Forward-looking statements represent only the Company’s beliefs regarding the future many of which are by their nature inherently uncertain. The Company’s actual results may differ, possibly materially, from those expressed or implied in the forward-looking statements. Consequently, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause the Company’s actual results to differ from such forward-looking statements are those described in the Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

It is to be noted that totals in this report might deviate from the sum of the individual inputs due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D.E MASTER BLENDERS 1753 N.V.

Date: February 28, 2013	By:	/s/ Onno van Klinken
Onno van Klinken General Counsel & Secretary